The Hartford Income Shares Fund, Inc.

Sub-Item 77K - Changes in Registrant's Certifying Accountant

On August 1, 2002, upon the recommendation of the Company's Audit Committee, the Board of Directors selected Ernst & Young LLP as independent accounts for the Company for the current fiscal year and terminated KPMG, LLP's engagement as independent accountants for the Company. These actions were not the result of any disagreement or difference of opinion between the Company or its management and KPMG, LLP, nor had there been any such disagreement or difference of opinion during the Company's past two fiscal years. During the last two fiscal years, each opinion that KPMG, LLP expressed on the Company's financial statements was unqualified.